Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”).  In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216.  Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014.  Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses.  These statements are only predictions based on current expectations and projections about future events.  There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s most recent report on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•      failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•      the failure to consummate or delay in consummating the proposed transaction for other reasons;

•      the timing to consummate the proposed transaction;

•      the risk that a condition to closing of the proposed transaction may not be satisfied;

•      the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•      AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•      The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•      the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate.  Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.  Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

FEBRUARY 05, 2015 / 03:00PM GMT, PRE - Q4 2014 PartnerRe Ltd Earnings Call

CORPORATE PARTICIPANTS

 Robin Sidders PartnerRe Ltd - Dir. - IR
 David Zwiener PartnerRe Ltd - Interim CEO
 Bill Babcock PartnerRe Ltd - EVP & CFO

CONFERENCE CALL PARTICIPANTS

 Kai Pan Morgan Stanley - Analyst
 Josh Shanker Deutsche Bank - Analyst
 Vinay Misquith Evercore ISI - Analyst
 Charles Sadowski BMO Capital Markets - Analyst
 Ian Gutterman Balyasny Asset Management LP - Analyst
 Cliff Galllant Nomura Securities Intl - Analyst

 PRESENTATION

Operator

(Operator Instructions)

If you haven't received a copy of the press release, it is posted on the Company's website, www.partnerre.com or you can call (212)687-8080, and one will be faxed to you right way. I'll now hand over to Robin Sidders, Director of Investor Relations at PartnerRe, who will begin the call.

Robin Sidders - PartnerRe Ltd - Dir. - IR

Good morning and welcome to PartnerRe's fourth quarter and full-year 2014 results conference call and webcast. As a reminder, our fourth quarter financial supplement can be found on our website at partnerre. com in the Investor Relations Section by clicking on the supplementary financial data page on the financial reports page.

On today's call are David Zwiener, Interim CEO of PartnerRe and Bill Babcock, Executive Vice President and CFO of PartnerRe. David will start with a high level overview of the quarter, full year and then over to Bill who will provide more detail on the results. Dave will come back following Bill's remarks and provide additional commentary on the market as well as commentary on the January 1 renewals. At the conclusion of the prepared remarks we'll open the call up for a question-and-answer session.

I'll begin with the Safe Harbor statement. Forward-looking statements contained on this call are based on the Company's assumptions and expectations concerning future events and financial performance of the Company and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.

PartnerRe's forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies, levels and pricing of new and renewal business achieved, credit interest currency, and other risks associated with the Company's investment portfolio, changes in accounting policies and other factors identified in the Company's filings with the SEC. In light of the significant uncertainties inherent in the forward-looking information contained herein, listeners are cautioned not to place undue reliance on these forward-looking statements which speak only as of the dates on which they are made.

The Company disclaims any obligation to publicly update or revise any forward-looking information or statements. In addition, during the call Management will refer to some non-GAAP measures when talking about the Company's performance. You can find the reconciliation of these measures to GAAP measures in the Company's financial supplement.

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FEBRUARY 05, 2015 / 03:00PM GMT, PRE - Q4 2014 PartnerRe Ltd Earnings Call

With that I'll hand over the call to Dave.

David Zwiener - PartnerRe Ltd - Interim CEO

Thank you, Robin, and good morning, everybody. Thank you so much for joining us on our fourth quarter 2014 results conference call. As you know, we've preannounced high-level financial results for the fourth quarter over a week ago so you already have some indication of the strength of our performance.

To recap we posted an operating return on equity of 16% for the fourth quarter and we grew book value per share by 3.5% and tangible book value per share by 3.6% in the quarter. These results capped what has been an excellent year for PartnerRe. I'll focus on the key full-year highlights and Bill will fill you in on the details behind the numbers.

We recorded net premiums written of $5.7 billion up a healthy 6% from 2013 driven by our accent in health and life businesses, growth in our specialty business, global specialty business, as well as our initiatives to seek new opportunities with existing clients. The Non-Life combined ratio for the year was strong at 86.2%. Full-year operating earnings were $755 million, or $14.76 per share, resulting in a 13.5 operating ROE for the year. And finally we grew dividend adjusted tangible book value per share by more than 19%. These results are particularly pleasing given the very difficult operating environment in 2014. Costas and our team should be very proud of these results.

Reinsurance markets continue to struggle with broad pricing pressure and changing structural dynamics. The competitive pressures from alternative markets were greater than the prior year and financial markets, while somewhat improved from a year ago, remain volatile and challenging.

But the numbers don't tell the whole story. 2014 was the year we further solidified our position as a preferred reinsurer in an increasingly bifurcated market. With the organizational restructuring of 2013 behind us, our teams have focused on more effectively partnering with our clients to provide customized risk management solutions. To our outside observers these non-financial successes aren't always visible, nor is the degree of effort, the focused dedication and technical skills of our people. But these are the qualities that drive our success and were particularly evident in 2014.

Looking forward, we expect reinsurance market conditions to become increasingly more challenging. There is no doubt that PartnerRe is well-positioned on its own to navigate these difficult times. Our results in 2014 are evidence of that.

But having said that, we believe that we can best serve all of our stakeholders in future years by combining with an equally successful Company to enhance our options, financially and operationally, better serve our clients and generate more value for our shareholders in the long run. You are all now well aware of the merger agreement we signed with Axis Capital. This is a very exciting opportunity for both companies, and I'll speak to this in more detail in a moment as well as share our views on current market conditions and the January 1 renewal. But first, Bill will take you through the details of the quarter.

Bill Babcock - PartnerRe Ltd - EVP & CFO

Thank you, Dave and good morning, everyone. We posted very strong financial results this quarter. While the lack of major catastrophe events clearly helped, as did our catastrophe premium earnings during the quarter, our core portfolio continues to produce good results. Combined with healthy returns from our growing Life and Health business and good investment results, we posted a very good operating result for the quarter. Operating earnings for the quarter were $218 million or $4.37 per diluted share which translates to an annualized operating ROE of 16%.

On a year-to-date basis our operating EPS of $14.76 was a record high for PartnerRe. Net income for the quarter was $263 million or $5.26 per diluted share and reflects a strong annualized net income ROE of 19.3%. Year-to-date, net income was $998 million or $19.51 per diluted share, reflecting a net income ROE of 17.9%.

Diluted tangible book value per share at quarter end was $114.76 and represents an all-time high for PartnerRe. Including dividends paid, diluted tangible book value per share increased 4% during the quarter and 19% since year-end 2013. We are pleased to again report increases in both net premiums written and earned this quarter compared to the prior-year quarter.

Our Life and Health portfolio was the primary driver of these increases as we saw some decreases in our Non-Life portfolio. Fourth quarter Non-Life net premiums written and earned were down 1% over the prior-year quarter. These figures are on a constant FX basis as are all references to percentage premium changes for the remainder of my prepared remarks.

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FEBRUARY 05, 2015 / 03:00PM GMT, PRE - Q4 2014 PartnerRe Ltd Earnings Call

The decrease in net premiums written reflects the restructuring of the significant treaty earlier in the year and lower upward premium adjustments in the North American agriculture line, partially offset by increased drivings in our global specialty subsegment. Year-to-date, Non-Life net premiums written and earned are up 2% and 4% respectively compared to the prior-year quarter.

The Non-Life technical ratio for the quarter was 79.6%, resulting in technical income of $230 million. This compares to the 82% technical ratio we reported in the prior-year quarter. Year-to-date, the Non-Life technical ratio was 80.4% which compares to the 79.2% we reported in 2013.

Favorable Non-Life reserve development this quarter was $169 million or 15 points on the loss ratio. This is essentially flat compared to the favorable development we reported in the comparable prior-year quarter. During the quarter we reported favorable prior-year development across all of our Non-Life subsegments with the exception of the catastrophe subsegments. The distribution of current quarter favorable prior-year development was 19% from short-tail lines, 36% from medium-tail lines and 45% from long-tail lines. The most significant contributors to short-tail development were the property lines of Global P&C and North America.

Medium-tail development was led by contributions from Marine and Aviation in our Global Specialty sub subsegment, while long-tail lines were led by the casualty line in North America. 31% of the favorable development this quarter came from underwriting years 2009 and prior. You can find the distribution of prior-year reserve development by subsegment in our financial supplement.

Now I'd like to take you through our Non-Life subsegment results. In our North America subsegment, net premiums written and earned were down 9% and 3%, respectively. The decrease in net premiums written is primarily due to the restructuring of an agriculture treaty in the first quarter of this year which impacted the timing of written premium recognition as well as lower upward premium adjustments. Year-to-date, net premiums written and earned were up 3% and 5%, respectively, primarily driven by new business in mortgage guaranty, multi-line and motor lines of business, partially offset by non-renewals in the structured property line and renewal decreases and lower upward premium adjustments in the agriculture line.

The technical ratio for the quarter was 87.6% and was aided by strong favorable prior-year reserve development which contributed 18.8 points for this result. The technical result also includes adjustments made to our agriculture portfolio this year. We discussed the year-to-date booking of our US and PCI 2014 crop year in detail with you last quarter. And we have this portfolio recorded at a similar level as of year-end 2014 at a net technical ratio, including LAE, of 105%.

We did record losses in our crop held portfolio during the fourth quarter due to the large number of severity of hail events in the second half of the year. For our overall North American agriculture portfolio, we recorded a net technical loss of $12 million during the fourth quarter.

Now moving onto our global P&C subsegment, net premiums written and earned decreased by 2% and 3%, respectively. The decreases were driven by the cancellation of a significant motor proportional contract, partially offset by new property business. The technical ratio for the quarter was 89.3% and includes 14 points of favorable prior-year development. For the full year 2014, the technical ratio was 85.9% on $768 million of net premiums earned.

In our global specialty subsegment, net premiums written and earned were up 9% and 6%, respectively, driven primarily by new business originated in prior periods in our multi-lines and agriculture lines and the restructuring of a significant treaty in the casualty line. The technical ratio for the quarter was 76.9% and includes 18.2 points of favorable prior-year reserve development. For the full-year 2014, net premiums earned were up 9% over the prior-year period to $1.6 billion, and the technical ratio was 83.2% producing $275 million in technical properties.

The fourth quarter's a quiet quarter for catastrophe renewals. In the quarter, our catastrophe subsegment net premiums written and earned were down 33% and 18% respectively, compared to the prior-year quarter. The net premium written decrease was on a base of $18 million. The decrease in net premiums written was primarily due to modestly higher reinstatement premiums recorded in the fourth quarter of 2013, while the decrease in net premiums earned was driven by cancellations due to pricing, non-renewals, restructuring and share decreases during the year as reported in previous quarters' reports.

The technical ratio for the quarter was 35.6%. The technical ratio reflects a low level of major catastrophe activity and favorable prior quarter loss development, partially offset by net adverse development on prior-year reserves driven by an increase of $35 million in New Zealand earthquake losses primarily associated with one cedent.

During the quarter, this cedent reported further increases in their loss estimates resulting in our booking action. For the full-year 2014, our catastrophe subsegment technical ratio was 27.1%, contributing $280 million of technical income.

Turning to our Life and Health segment, net premiums written and earned were up 23% and 25% respectively over the prior-year quarter. The primary drivers are PartnerRe Health where we completed the transition of this business onto our paper during 2014, and new business written in our mortality and longevity lines. The Life and Health allocated underwriting result, which includes allocated investment income and other expenses, was $21 million this quarter compared to $13 million in the prior-year quarter. A higher level of net favorable prior-year loss development and increased profitability coming from PartnerRe health drove the increase.

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FEBRUARY 05, 2015 / 03:00PM GMT, PRE - Q4 2014 PartnerRe Ltd Earnings Call

For the full year 2014, net premiums written were up 24% and the allocated underwriting result was $73 million. In the financial markets, US and Euro government rates decreased and equity markets rallied, while modestly widening credit spreads served to partially offset these gains. Against this backdrop, net investment income held up well and we recorded a mark to market gain. I should also point out that US dollar strengthening during the quarter had a fairly significant impact on the value of our investment portfolio. However, given that we currency match our liabilities, this decrease was offset on the liability side of the balance sheet.

Overall, investments contributed $197 million to our fourth-quarter pretax income, excluding investment income allocated to our life segment. Of this amount, income of $99 million was included in pretax operating income and net gains of $98 million were included in pretax nonoperating income. Our total return this quarter was 1.2% on a local currency basis.

Net investment income for the quarter was $115 million, down slightly from the $118 million we reported in the third quarter of 2014. This decrease was primarily driven by US dollar strengthening during the quarter.

Our portfolio investment income rate of 2.9% continues to exceed current market yields. This gap was approximately 56 basis points at year-end 2014. As a result, we expect continued pressure on investment income, assuming current rates persist. Our portfolio duration was 3.7 years at quarter end, up slightly from the 3.5 years we reported at the end of the third quarter. We are now at neutral liability duration of 3.7 years.

Other expenses this quarter were $123 million, up compared to the $109 million we reported last quarter, driven by increased bonus accruals, given our strong financial performance in 2014, and a $7 million withholding tax paid on an intercompany dividend which we have excluded from the calculation of operating earnings. You will find various reconciliations to operating earnings metrics in our financial supplement.

The effective tax rates this quarter were negative 0.3% on operating income and [55]% on nonoperating gains. These rates reflect the geographies where profits and losses emerged. The effective tax rate and operating income this quarter benefited from substantial catastrophe earnings which we write primarily from [buvia] and a $17 million one-time tax benefit resulting from internal restructuring activities.

For the full-year 2014, the effective tax rates are 9% on operating income and 39% on nonoperating income. Comprehensive income for the quarter was $252 million, driven primarily by net income for the quarter of $277 million. Operating cash flow was $269 million this quarter, compared to $244 million we reported in the comparable prior-year quarter, primarily reflecting higher underwriting cash flows.

The time value of money in our Non-Life reserves was $474 million at quarter end. We calculate this using the risk-free rates for each major reserving currency. This compares to the $603 million we reported at the end of the third quarter reflecting lower risk-free rates and the impact of FX on reserves.

Total capital at quarter end was $7.9 billion, up from the $7.8 billion we reported at the end of last quarter. The increase was driven by comprehensive income exceeding share repurchases and dividend activity during the quarter. During the fourth-quarter we repurchased 1.6 million shares at a total cost of $183 million. This represents about a 7% discount to third-quarter-end diluted book value per share.

Since the end of the fourth-quarter we've repurchased an additional 525,000 shares at a cost of $59 million. As announced on the Investor call discussing the merger of PartnerRe and Axis, Boards of both Companies have agreed to suspend further share repurchases until the transaction is completed.

Now I'll hand the call back to Dave.

David Zwiener - PartnerRe Ltd - Interim CEO
Thank you, Bill. As you saw from our press release last week, approximately 70% of our Non-Life treaty business renews on January 1. Our teams did an excellent job of maintaining our position with total renewal premiums down just 1% on a constant FX basis.

Market conditions were very tough across the board although some lines and geographies were predictably more competitive than others. There were instances where we didn't renew business that no longer met our risk-adjusted return requirements,, but there were other instances particularly in emerging markets, where we found interesting new opportunities to write business. The overall price profitability of the renewal portfolio was in line with our expectations and while down when compared to last year, it varied by line and segment.

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FEBRUARY 05, 2015 / 03:00PM GMT, PRE - Q4 2014 PartnerRe Ltd Earnings Call

The subsegment where we saw the most deterioration and price profitability was catastrophe. Rates were down between 5% and 20%, depending on geography. US rates were down on average about 12%. The reduction in renewed premium of roughly 5% is largely the impact of rate as we deployed nearly the same limits this year as last 1-1.

We were successful in leveraging our strong market position and in maintaining our portfolio diversification. In the lines we write in our North American subsegment, we saw challenging pricing in terms and conditions across nearly all lines. Renewals were down just over 3%, with the decrease driven primarily by property and mortgage guarantee lines.

Commissions were up between 1% and 2% on proportional accounts while excess coverages saw rate decreases of between 5% and 10% on average. We also continue to see a flattening of primary rates across most lines. Terms, including contract wording, occurrence limits and exclusions exhibited soft market trends, meaning in favor of the cedents. Despite these challenges, we were able to access the programs we wanted although new attractive opportunities were difficult to find.

In our global specialty lines, we participate in most lines and markets and here also, franchise reputation and relevance are key to accessing and signing business. Our ability to underwrite across multiple lines continues to differentiate us. While we saw new competitors, primarily catastrophe-focused markets, trying to enter this business, we were successful in signing the lines we wanted.

Given the diversity of lines in our global specialty business, price changes varied, but all major lines showed some level of deterioration. D &F Energy lines showed the most softening and aviation rates didn't respond to the loss activity of 2014. In our global P& C subsegment, the abundance of capital was a dominant factor with retention levels on global accounts increasing and panels consolidating.

In our mature markets portfolio, our focus was on preserving our franchise while maintaining profitability. The result was that we had some wins but more reductions in cancellations. In our high-growth markets portfolio, our focus strategy is paying dividends. We increased our client count and generated new business opportunities against a backdrop where primaries are beginning to retain more and differentiated placements are common. Our ability to provide solutions across multiple classes has also worked to our advantage.

On pricing, excess rates were down in all lines while proportional pricing was stable, albeit at a rather low level of profitability. Overall the January 1 renewal was extremely tough and maintaining our book with limited margin erosion was not an easy task. It is gratifying to note that the initiatives we implemented in 2013 to more effectively serve our clients, whether it was better differentiating our approach in mature and high-growth markets or ensuring that we were bringing the best solutions to our large global clients, positions us well not only for this renewal but also for future opportunities.

In our Life and Health markets, we continue to see profitable growth opportunities. While our life book [renews] throughout the year, we are seeing modest pressure on rates but also good opportunities for growth in some markets. These include GMDB, longevity, and group risk where we are seeing some market dislocation and are increasing our local presence.

Renewals in our health business, on the other hand, are heavily weighted to January 1 and the first quarter and we continue to see profitable growth opportunities coming out of the ACA and some specialty health lines. Clearly, reinsurance market conditions are challenging. However, the strong franchise we've built at PartnerRe over the past 20 years, along with the hard work of our people, has differentiated us in the current market and will continue to pay dividends in the future.

Regarding the future, as I mentioned earlier, we're very excited to have entered into a merger agreement with Axis Capital. Each Company, in its own right, has an excellent franchise, a great track record of delivering superior returns and very bright futures. The combination of the two companies only enhances this. Together, we will create a true market leader, combine the considerable talent, relationships and financial resources of each Company into one truly world-class organization.

Before I review some of the key benefits of this transaction, I would like to acknowledge the uncertainty such a transaction presents to our employees. Our people are the foundation of our franchise and it is our priority to ensure we maintain the talent that has and will continue to make us successful as an organization. I would like to thank them for their patience, support and commitment as we work through the process of developing our combined organization. I have every confidence that we will continue to operate day to day, serving clients with the same dedication and professionalism that is the hallmark of PartnerRe.

Regarding the transaction, I'm not able to provide you much new information than what we shared with you on our joint investor call announcing this transaction last week. I would, however, like to reiterate a few of the key reasons we're excited about the benefits that this transaction presents to our stakeholders. First, the combination of PartnerRe and Axis creates one of the world's preeminent reinsurance and specialty insurance companies. We will have a top five market position among reinsurers and a leading position among broker-based reinsurers. We'll have a significant specialty insurance platform with compelling growth prospects across a diversified product line and a strong and growing life, accident and health franchise. As we said previously, this increased relevance is particularly important against the backdrop of consolidation and reinsurance buying.

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FEBRUARY 05, 2015 / 03:00PM GMT, PRE - Q4 2014 PartnerRe Ltd Earnings Call

Second, the financial resources of the combined companies give us substantial strategic and marketplace benefits, allowing us to reach new customers and invest in strategically important growth areas. Together we will have gross premiums written in excess of $10 billion, shareholders' equity of nearly $13 billion, total capital of more than $14 billion, and cash and invested assets of more than $33 billion. We also see meaningful capital and expense synergies.

The capital resources of the combined Company provides us significant flexibility to reinvest in and grow our businesses and to return capital to shareholders. And we're projecting at least $200 million in annual pretax cost synergies that we expect to be realized in the first 18 months of operation. So I hope you'll agree this really is a transformative combination. As you all are well aware in the current competitive market, size, scale, breadth and quality are evermore important. This merger is a tremendous opportunity for both our companies and one which will benefit our clients, our brokers, our shareholders and our employees.

Before I open it up for questions, I would like to remind you that the focus of today's call is on our fourth-quarter and full-year results. While we expect that you have questions regarding the transaction announced last week, we're limited in what we can discuss on this until the merger proxy is filed.

With that, Operator, we'll be happy to take questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Kai Pan, Morgan Stanley.

 Kai Pan - Morgan Stanley - Analyst

First question, on Gen One renewal, looks like the pricing was down like, say, low double digits, especially in the catastrophe lines, but your total premium declined down only 5%. Does it means that you're taking market share? And also could you talk a little bit about the profitability or like the underlying margin for the business given the current pricing?

Bill Babcock - PartnerRe Ltd - EVP & CFO

Sure. I'll start on that one. The cap was down about 5%. And as we said, we deployed roughly the same limits. By definition, we didn't steal market share. We kept the size of the portfolio roughly equivalent.

Our comments on rate and how that flows through to the overall renewed premium is also impacted by layers of programs. Again, we didn't make major adjustments there, but there were some modifications made as we saw returns on certain layers of programs being more attractive than others.

As far as profitability goes, if you think about it from a technical ratio standpoint, overall, we think we priced probably about 5 points higher on the technical ratio than last year. And I think, if we had to characterize profitability, we'd largely say -- and, again, it's very varied across different geographies, but probably the finished margins we saw were in the diversifying international catastrophe markets and better pricing in the more peak zone markets.

Kai Pan - Morgan Stanley - Analyst

Okay. That's great. Then you mentioned about bifurcation in the marketplace. So just through your Gen One renewal experience, do you see anything different in that regard? Basically you see [boost] on pricing as well as the terms condition differences between the more favorable reinsurers and the least favorable reinsurers?

Bill Babcock - PartnerRe Ltd - EVP & CFO

Yet. We did. It's basically a continuation of a trend that we've been seeing, but in some of these markets we're seeing larger clients retaining more premiums. So to get your hands on the premium that does make it to the market, it's going to the larger players that can provide more solutions across more lines and geographies.

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FEBRUARY 05, 2015 / 03:00PM GMT, PRE - Q4 2014 PartnerRe Ltd Earnings Call

Kai Pan - Morgan Stanley - Analyst

Okay. Do you see on the same program like you have different pricing as well as different terms and conditions?

Bill Babcock - PartnerRe Ltd - EVP & CFO

I'd say, in general, not. In some markets, like in the high-growth markets, differential pricing is common. In others, it's not common at all. We do see some programs where, just because of the number of lines and what the client needs, they may be [bespoke] deals. But those are less prevalent than the general broker market syndicated transactions.

Kai Pan - Morgan Stanley - Analyst

Great. Lastly on the share buybacks, you suspended until the deal's closed in the second half. I just wonder if, for the full-year, do you still expect to return 100% of your operating earnings to shareholders?

Bill Babcock - PartnerRe Ltd - EVP & CFO

We can't comment on what we're going to do as a combined Company other than to say that we were not going to buy back through close.

Kai Pan - Morgan Stanley - Analyst

Great. Thanks so much.

Operator

Josh Shanker, Deutsche Bank.

Josh Shanker - Deutsche Bank - Analyst

Welcome, Dave, to the call.

David Zwiener - PartnerRe Ltd - Interim CEO

Thank you.

Josh Shanker - Deutsche Bank - Analyst

On the Axis call, I asked a question that went over like a lead balloon and I was not intending to offend in any way, but think that shareholders would be interested. What precautions has Partner made, not that it intends or wants to receive a competing offer, but that if an attractive competing offer were to come in, that the Company would be ready to look at it?

David Zwiener - PartnerRe Ltd - Interim CEO

Josh, Dave. First, I'm not offended, but I'm not sure I can add much more to saying we, as you would expect, are not really in a position to talk about hypotheticals or rumors. I think all I can do is just reiterate how committed we are as a Management Team and Board, to completing this transformative combination and we're putting all of our efforts into completing that.

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FEBRUARY 05, 2015 / 03:00PM GMT, PRE - Q4 2014 PartnerRe Ltd Earnings Call

Josh Shanker - Deutsche Bank - Analyst

Well, I guess that's as good an answer as we'll get. Good luck with it and all the best. And congratulations on the interim job, Dave.

David Zwiener - PartnerRe Ltd - Interim CEO

Thanks very much, Josh.

 Operator

Vinay Misquith, Evercore.

Vinay Misquith - Evercore ISI - Analyst

I had a first question was on the deal but I'm guessing I'm going to (inaudible) questions. The second question would be on the ROE. What ROE are you writing the business at for 2015?

Bill Babcock - PartnerRe Ltd - EVP & CFO

The overall portfolio, from an ROE standpoint, probably came in about 1 point, 2 points less than last year, so somewhere in the 7 range.

Vinay Misquith - Evercore ISI - Analyst

Okay. And so when you talked about the priced business being 5 points higher, that was for the cat business only?

Bill Babcock - PartnerRe Ltd - EVP & CFO

Yes.

Vinay Misquith - Evercore ISI - Analyst

That was on the combined ratio basis, correct?

Bill Babcock - PartnerRe Ltd - EVP & CFO

Technical ratio, right.

 Vinay Misquith - Evercore ISI - Analyst

And the last question is on cats for the quarter. What were the cats for the quarter for large losses for the quarter?

Bill Babcock - PartnerRe Ltd - EVP & CFO

Largest cat that impacted cat [BU] was single digits and our largest event loss was slightly over $10 million. There was not any large losses impacting the quarter with the exception of, obviously, the New Zealand earthquake adjustment we made which was a prior-year loss adjustment. And the comments I made on ag.

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FEBRUARY 05, 2015 / 03:00PM GMT, PRE - Q4 2014 PartnerRe Ltd Earnings Call

Vinay Misquith - Evercore ISI - Analyst

Okay. All right. Thank you.

Operator

[Charles Sadowski], BMO Capital Markets.

Charles Sadowski - BMO Capital Markets - Analyst

What I was wondering about, in the North America business, what the rate adequacy is looking like on the property books that you're writing there? If I could get some additional detail within the North America property side?

Bill Babcock - PartnerRe Ltd - EVP & CFO

The rates are probably down between 5% and 10% on what we saw at 1-1, which we still think is adequate, although it is also an area -- specifically North American property where we did renew less than what was renewable and also a little less than what we had planned in response to the pricing there.

Charles Sadowski - BMO Capital Markets - Analyst

Okay. I think my other questions have been answered. I appreciate it.

Bill Babcock - PartnerRe Ltd - EVP & CFO

You're welcome.

Operator

Ian Gutterman, from Balyasny.

Ian Gutterman - Balyasny Asset Management LP - Analyst

First, Dave, it's good to hear your voice. Secondly, Bill, the aggregate [IVNR] reserves you had for cat events, why not use that for the New Zealand event? Or did you use that as well and [35] was what was on top of that?

Bill Babcock - PartnerRe Ltd - EVP & CFO

Yes. As we said before, we had the remaining cat IVNR allocated or earmarked for the New Zealand events and we did that at the end of last year, so the [35] you see coming through this quarter reflects it. There's no remaining unallocated cat IVNR at year-end.

Ian Gutterman - Balyasny Asset Management LP - Analyst

I forgot that it was already gone. Then, Dave, maybe I can ask in one way that maybe can elicit an answer is, can you just talk about the process of why PartnerRe chose Axis? And did you look at other companies first or was this an exclusive transaction?

Vinay Misquith - Evercore ISI - Analyst

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FEBRUARY 05, 2015 / 03:00PM GMT, PRE - Q4 2014 PartnerRe Ltd Earnings Call

I think the Company, as you can imagine, is performing at a very high level. I think the results in the quarter and the year speak to that. Having said that, I think the Company was always looking for ways to enhance shareholder value. Obviously, there was the Paris Re acquisition. There was the efficiency measures that were taken in 2013. But I think as we assessed our strategic future, there really were a number of things that we wanted to accomplish. One is size, scale and quality in reinsurance was increasingly important for us to achieve.

Secondly, entering the primary business, not only for the momentary attractiveness of the business, but I think the ability to rebalance capital between the two as cycles and opportunities change. Three, scale in the [NH] business was an important consideration. And then capital and cost efficiencies, always an advantage. So as we put that screen on any number of different possible ideas, Axis came right to the top.

And I think when you do any sort of transaction, in addition to how good it looks on paper, there's the doability, the execution risk. And in this particular case, it seems manageable and particularly low, given that the Managements know each other so well, the Companies know each other so well, both based here in Bermuda. And I think a lot of the objectives we were seeking to achieve through this, they were as well.

So there was a very quick alignment in terms of how we wanted to approach this and I think there was so much alignment that we're hopeful of completing this, just as we've announced, that that is a true merger of equals, both in terms of management and business and Boards. And so we're proceeding on that basis and are very excited about getting it done.

 Ian Gutterman - Balyasny Asset Management LP - Analyst

That's very helpful. That's what I was hoping to hear. Last point is the topic of scale. Some of the other deals in the market have also talked about that. I guess I was just hoping to clarify a little bit. It seems a lot of the talk about scale -- obviously there's cost savings involved, but it seems a lot of the talk about scale is needing to be bigger to be more relevant to clients and get private deals and things like that. What about pure expense ratio?

I know you guys did some stuff on the expense ratio over the last year or so, but on a go-forward basis, are a high 20%s expense ratios good enough to be a meaningful reinsurer or are we going to have to get to the mid-to-low 20%s to offset some of this pressure from the buying community?

Bill Babcock - PartnerRe Ltd - EVP & CFO

It's a hard question to answer. Everyone has different models and are structured differently. It's about the combined ratio. To focus just on the expense ratio, that's not the way that we look at it. So I wouldn't want to answer for us as an industry because we all have different strategies and I think looking only at expenses is not the right equation.

Ian Gutterman - Balyasny Asset Management LP - Analyst

Fair enough. Okay. Thank you.

Operator

Cliff Gallant, Nomura.

Cliff Galllant - Nomura Securities Intl - Analyst

One, first, I'd say, just a comment. In your remarks in regarding to the transaction you've talked about things like relevance and financial resources, but looking at how you did on January 1 in what was a very difficult market, it's not clear to me that those are issues for you. Looks like you guys are doing all right.

My question was, somewhat related to the deal, is that when we look back at consolidation that took place in the industry in the late 1990s in a soft market, it seemed like one of the common mistakes that happened was that companies really fought to keep market share, retain the business that they just acquired or merged into. And it caused, obviously, a lot of issues a few years later. How do you avoid that pitfall as you merge with or consider combinations?

Bill Babcock - PartnerRe Ltd - EVP & CFO

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FEBRUARY 05, 2015 / 03:00PM GMT, PRE - Q4 2014 PartnerRe Ltd Earnings Call

I'll start with that one. I think the easy answer is we know each others' businesses extremely well. And we both are very disciplined Companies. So if I had to point to one thing, that would be the primary reason that we are very confident that that [wouldn't] happen in this situation.

 David Zwiener - PartnerRe Ltd - Interim CEO

I guess I would just add -- and I remember some of those transactions in the 1990s you're referring to, both insurance and reinsurance. And you're right, if you get a situation of one plus one equals one, you question what was the merit doing it? We are not doing this transaction in that way. We're viewing this really as an opportunity to put two very, very strong reinsurance businesses -- and to your point, we did just fine in the 1-1 renewals.

We had a great year. I think they had a great year. But our view is the world is consolidating and it's not just for defensive reasons, but for offensive reasons. And the best way to create an offensive transaction is to put two strong companies together, not have a strong try to acquire a week and then watch it all be dissipated over time. So I think by aligning these two up, we have the opportunity really to put two strong operations together and avoid some of the mistakes that I think you mentioned some prior transactions.

 Cliff Galllant - Nomura Securities Intl - Analyst

Okay. Thank you.

 David Zwiener - PartnerRe Ltd - Interim CEO

I guess that was our last question, so this does, in fact, conclude our fourth-quarter call. I appreciate and thank all of you for joining us today and your continued interest in PartnerRe. And we look forward to keeping you updated as we progress with the merger agreement and speaking with all of you again on next quarter's call. Thanks very much.

 Operator

And this does conclude today's program. Thank you for your participation. You may disconnect at any time.

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